July 22, 2005
Craig Wilson
United States Securities and Exchange Commission
Room 4561
Washington D.C. 20549
RE: Identix Form 10-K for the Year Ended June 30, 2004 and Form 10-Q for the Quarter Ended March 31, 2005.
Dear Mr. Wilson:
On behalf of Identix Incorporated (Identix, the Company, or Our), this letter is in reply to your comment letter dated June 27, 2005, with respect to the above mentioned Form 10-K and Form 10-Q. Our responses are set forth below following the text of each comment contained in your letter.
Form 10-K for the Year Ended June 30, 2004
Note 1 — The Company and its Significant Accounting Policies, Page 51
Revenue Recognition, Page 51
SEC Staff comment 1
Tell us the nature and terms of your arrangements with OEM’s and distribution partners. You disclose on page 22 that not all relationships with these partners are formalized in written agreements and those that are formalized are often terminable. Tell us how you have considered the lack of a formal agreement, or if there is an agreement, the fact that it is cancelable, when you record revenue from OEM’s and distribution partners. Additionally, tell us about any return, price protection, rotation or similar rights you offer to these customers and explain how your revenue recognition policies reflect any such rights.
Identix response
Identix commonly sells or licenses its products to systems integrators, OEM resellers or distributors who in turn resell its products to the end users. Whenever possible, Identix endeavors to formalize these sales and licensing arrangements with these partners in a master agreement. In all cases it is Identix’s policy to have written terms and conditions as evidence of an arrangement in either the form of a detailed contract and/or a purchase order (containing terms and conditions) issued by the customer (in customary form) and accepted by Identix. Identix will revise the language for this disclosure in future filings to state, “Evidence of the arrangements consists of formal written agreements and/or customer purchase orders that contain the terms and conditions of the sale”.
Certain contracts with distributors have a termination clause that allows the customer to cancel a contract with or without notice. Under a termination clause the customer remains legally obligated to pay for product already shipped under the contract, despite any termination for convenience. There has not been a cancellation of a contract during the three years presented in the Identix Form 10-K for the year ending June 30, 2004. The Company will continue to monitor cancellations, if any, in the future to ensure the appropriate accounting treatment is considered. To date, the contracts and purchase orders the Company has entered into have not provide for any price protection or stock rotation rights. In addition, the Company is not aware of any distributors who carry Identix product as inventory.

SEC Staff comment 2
We note that revenue from sales via third party sales channels are recognized at the time the risks and rewards are transferred. Tell us how you determine when the risks and rewards are transferred. Do your sales arrangements specifically identify when risks and rewards are transferred? As part of your response tell us the amount of revenue recognized from sales to these third parties during each year presented. Additionally, cite the authoritative literature that supports your accounting for revenue received from these parties.
Identix response
In a typical third party transaction, the arrangement consists of Identix selling certain hardware, certain software, or hardware and installation services to the third party. For sales where Identix is only obligated to ship the product to the customer, the risks and rewards pass at the time of title transfer at which point revenue is recorded. The point where the customer takes title to the goods is governed by the evidence of the arrangement. Typically the title passes upon delivery to a common carrier (FOB shipping point or Ex Works shipping point for international transactions) but on occasion, depending on the customer and the arrangement, title may pass upon delivery to the customer (FOB destination). This position is supported by the guidance in Section 3 of Staff Accounting Bulletin (SAB) 104, Revenue Recognition. For the quarter ended March 31, 2005, the Company revised the wording of its revenue recognition policy disclosure in its Form 10-Q to state the following: “Revenues from sales of products via authorized representatives, dealers, distributors or other third party sales channels are recognized at the time of title transfer, generally upon shipment.”
For sales of the Company’s TouchPrint Live Scan Systems where Identix is contracted to install the hardware systems for the customer, even though the title may pass to the customer at the time of shipment, Identix does not record revenue until the product is installed and customer acceptance is obtained because the risk and rewards of ownership do not pass until the customer is required to pay which occurs upon final installation, receipt of formal written acceptance and issuance of an invoice to the customer. This position is supported by SAB 104. For the quarter ended March 31, 2005, the Company revised the wording of its revenue recognition policy disclosure in its Form 10-Q to state the following: “Revenue related to equipment sales that are contingent on installation is deferred until installation is complete, title has transferred and customer acceptance has been obtained. Due to current Company policy and practices, the Company considers acceptance of the TouchPrint Live Scan Systems contingent upon successful installation of the product.”
For the twelve months ended June 30, 2004 and 2003, product sales to third party integrators and distributors totaled $8,700,000 and $3,120,000 respectively. Immediately following the merger between Identix and Visionics the Company migrated off the former Identix financial system and as a result it would be impracticable to obtain this information for fiscal year ended June 30, 2002.
SEC Staff comment 3
We note that you enter into multiple-element arrangements and account for these arrangements under EITF 00-21. Tell us about the elements that are included in your multi-element arrangements. For each element, tell us how you determined whether or not the element was a separate unit and how you determined objective and reliable evidence of fair value.

Identix response
For multiple element sales arrangements an evaluation is conducted to determine which authoritative accounting literature applies. For software arrangements with multiple elements, Identix applies the guidance of SOP 97-2 and the related SOPs. For nonsoftware arrangements with multiple deliverables, including the Company’s IBIS products, Identix applies the guidance in SAB 104 and Emerging Issues Task Force Issue (EITF) 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. For each multiple element arrangement that does not involve software, the Company determines if each element is a separate unit of accounting pursuant to EITF 00-21 by ensuring (1) that the element has stand alone value to the customer, (2) that there is objective evidence of the fair value for the element and (3) that if the arrangement includes a general right of return relative to the delivered item, that delivery of the undelivered items is considered probable and in the control of the Company. The elements in a multiple element arrangement typically consist of hardware products, including the Company’s livescan devices, IBIS products and services, including installation, training and maintenance services. To determine the fair value for each hardware element in an arrangement, the Company relies upon vendor-specific objective evidence of fair value in the form of the price of the element when sold on a stand alone basis to other customers. If vendor-specific objective evidence of fair value is not available for hardware elements, the Company relies upon vendor objective evidence of fair value in the form of competitor pricing of the same or interchangeable products. To determine the fair value for training and installation services, the Company relies upon vendor-specific objective evidence of fair value in the form of the price of the services when sold to other customers on a stand alone basis. To determine the fair value for maintenance services, the Company relies upon renewal rates as stated in the contract, or renewal rates charged to other customers for the same maintenance services.
SEC Staff comment 4
With regards to the multiple-element arrangements for which separation of the various elements is not possible, your revenue recognition policy indicates that revenue from these arrangements is either spread evenly over the performance or deferred until all elements have been delivered. Tell us which elements are involved and why you are unable to separate the elements. Also, tell us the specific factors that determine which revenue recognition pattern you apply. Refer to the authoritative literature you relied upon in determining the revenue recognition for these arrangements.
Identix response
To date Identix has not entered into a multiple element agreement in which separation of the various elements was not possible. The language in the June 30, 2004, Form 10-K discusses what would happen if the Company was unable to separate the elements into separate units of accounting and is included for the purpose of giving a reader some insight as to how revenue would be treated had the separation not been possible. In future filings, the Company will revise its revenue recognition policy disclosure to state the following: “To date the Company has not entered into a multiple element arrangement where separation of the various elements was not possible. However, in the case where separation is not possible for an element, the element may be combined with other elements and the combined elements would be treated as a single element in determining fair value. If combination with other elements is not possible, revenue on the entire arrangement may be deferred until all elements are delivered.”
SEC Staff comment 5
For sales of stand-alone software products, your policy note indicates that you recognize revenue upon meeting the four criteria set forth in SOP 97-2, which include recognizing revenue when collectibility is “reasonably assured.” Tell us how your accounting complies with paragraph 8 of SOP 97-2 where collectibility must be probable.

Identix response
To determine collectibility for all orders, Identix reviews each customer from a credit risk stand point and also assesses other factors to judge collectibility such as the customer size, location, past payment history, current disputes, and the type of customer (i.e. government agency vs. non-government agency). Examining these factors provides Identix with a reasonable basis for concluding that collectibility is probable as required by SOP 97-2. In future filings, the Company will revise its revenue recognition policy disclosure to state the following: “The Company recognizes revenue on software products when persuasive evidence of an arrangement exists, delivery has occurred, the vendor’s fee is fixed or determinable, vendor-specific objective evidence of fair value exists to allocate the total fee to all undelivered elements of the arrangement and collection is deemed probable.”
SEC Staff comment 6
We note that you derive revenue from training and consulting services. Tell us and disclose how you are accounting for these services and what consideration you have given towards disclosure of this revenue recognition policy. To the extent service revenue is material; tell us how you consider Rules 5-03.1 and 5-03.2 of Regulation S-X with regards to your income statement presentation.
Identix response
The vast majority of the Company’s service revenue is derived from maintenance contracts where such revenue is recognized ratably over the life of the service period related to the agreement. The Company also derives revenue from training and consulting services. Revenue from training and consulting services is recorded as the services are delivered or performed. In future filings, the Company will revise its revenue recognition policy disclosure to state the following: “Revenue from training and consulting services is recognized as the services are delivered or performed.” After consideration of Rules 5-03.1 and 5-03.2 of Regulation S-X, in the Form 10-Q for the quarter ended December 31, 2004, the Company began to present, on the face of its income statement, revenues and cost of revenues from products and services separately. Services revenues consist of revenues from maintenance, training and consulting services. The Company will continue to present revenues and cost of revenues from products and services on the face of its income statement in future filings.
SEC Staff comment 7
The Company primarily issues perpetual software licenses to government agencies. These are one time transactions with low risk of the governmental unit being unable to fulfill its obligation to pay for the software license per the terms of the contract. We note that your arrangements with government agencies involve funding arrangements. Tell us how your accounting complies with paragraph 32 of SOP 97-2.
Identix response
Identix does not sell products or services to a governmental agency where the payment is contingent upon the approval of the appropriation of funds by a governmental body.

Note 9 — Goodwill, Page 65
SEC Staff comment 8
We note that you recorded a $154.8 million goodwill impairment charge in the year ended June 30, 2003. It appears that the majority of the goodwill impairment relates to the goodwill that was recorded in the June 2002 Visionics merger. Tell us about the events and circumstances surrounding this goodwill impairment, specifically address why such a significant write-off was warranted during the twelve months subsequent to the acquisition date. Further tell us how you determined that the remaining goodwill balance at June 30, 2004 was recoverable and not considered impaired.
Identix management response 8
On June 25, 2002, Identix merged with Visionics Corporation and $273.0 million of goodwill was recorded in connection with the merger. When the merger occurred, there was an expectation by the Company’s management and the markets that the synergies of the combined Company would allow the Company to operate more efficiently, offer better products and in turn become more competitive and increase sales. These initial projections were affected by changes in the biometric market place that occurred in the twelve months following the merger, including:
1)	An economic recession that delayed commercial capital spending programs.

2)	State and local budgetary deficits that delayed or reduced the level of state and local spending on biometrics.

3)	A federal budget deficit and war delayed the roll-out of federal spending programs.

4)	Increased competition in the biometric marketplace that drove a decrease in gross margins.
These factors combined to significantly change the fair value of the Company and how the Company was viewed by the investing community. This is evidenced by the decline in the Company’s stock price from $7.29 at June 30, 2002 to $6.34 at June 30, 2003, and a decrease of approximately 43% in the trailing twelve month enterprise revenue multiple from June 30, 2002 (16.85) to June 30, 2003 (9.68). The previously stated factors resulted in a decrease in management’s estimate of the Company’s expected future cash flows when comparing expected cash flows at June 30, 2002 to the expected cash flows at June 30, 2003. This decrease in the expected future cash flows of the Company resulted in a valuation as of June 30, 2003 that was significantly lower than the net assets of the Company, and therefore an impairment of the Company’s goodwill of $154.8 million was recorded in the year ended June 30, 2003.
As of June 30, 2004, the Company’s trailing twelve month revenue multiple was 11.32 which was a healthy increase from 9.68 in the prior year. During the Company’s 2004 fiscal year the Company’s order backlog significantly increased most notably due to the award of a $27 million blanket purchase award from the Department of Homeland Security and the Company’s revenues increased by 5% which helped to increase the Company’s expected future cash flow and was evidence of a stabilization of the biometric markets. As a result of these and other factors, the Company performed its fair value analysis and passed step 1 of the FAS 142 fair value test which indicated an impairment charge was not necessary.
Form 10-Q for the Quarter Ended March 31, 2005
Item 4. Controls and Procedures, page 26
SEC Staff comment 9
Tell us and disclose in greater detail the nature of the material weakness you identified in your disclosure. In this regard, revise to disclose when the material weakness was identified, by whom it was identified and when the material weakness began. Additionally revise to disclose the specific steps that the Company has taken to remediate the material weakness.

Identix management response to 9
As of March 31, 2005, management concluded that the Company did not maintain effective controls over the completeness and accuracy of its revenue related to complex transactions with multiple elements. Specifically, management concluded that it did not have effective controls to ensure that all contract terms, conditions and modifications were identified and made available in the determination of the completeness and accuracy of the Company’s revenue. During the 2005 third quarter review process, the Company’s financial management discovered that it failed to identify certain modifications related to a single sales contract based on inquires from its registered independent public accounting firm. This control deficiency did not result in the restatement of or adjustment to any previously filed financial statements.
In order to remediate the material weakness described above, the Company has taken steps to improve its internal control over financial reporting. These steps include the reinforcing of an already present control requiring that all sales representatives sign a representation letter indicating that there are no side arrangements that the sales personnel are aware of. In addition, for all transactions that meet a quantitative threshold or include complex terms such as multiple element arrangements, a representative from the accounting department will interview the sales representatives and a member of management that is at least one level above the sales representative to ensure that Company’s finance department is aware of all elements of the transaction that may affect revenue recognition. In addition, for all of these large or complex transactions, the Company’s policy that was instituted during the fourth quarter requires that the revenue recognition methodology is documented and subsequently approved by the Company’s Chief Financial Officer.
Identix believes that the original disclosure contains, in all material respects, the information provided above and the information required by Regulation S-K. Since the original disclosure is not materially different than the information provided above, Identix management does not believe that an amendment to the March 31, 2005 Form 10-Q is necessary.
SEC Staff comment 10
We note your disclosure that “except for the foregoing, there were no changes in the Company’s internal control over financial reporting.” Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.
Identix management response to 10
There were no changes in our internal control over financial reporting during the Company’s third fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As a result of the material weakness described in our Form 10-Q for 2005 third quarter and as described in our response to SEC Staff Comment 9 above, there were changes in our internal control over financial reporting during our fourth fiscal quarter.
Identix believes that the original disclosure in our 2005 third quarter Form 10-Q contains, in all material respects, the information provided in the preceding paragraph and the information required by Regulation S-K. Since the disclosure is not materially different, Identix management believes that an amendment to the March 31, 2005 Form 10-Q is not necessary.

As requested in your letter, Identix acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Company’s filings and the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under federal securities laws of the United States. Identix also acknowledges that the staff’s comments or changes to disclosures in response to the staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.
If you have any further questions or concerns please feel free to contact me at 952.932.0888 or our outside counsel from Heller Ehrman and Associates, Richard Peers, at 650.324.7000.
Respectfully,
Elissa J. Lindsoe
Chief Financial Officer
Indentix Incorporated
5600 Rowland Road
Minnetonka, MN 55343